Exhibit 99.1

Intermap Technologies Files Final Short-Form Base Shelf Prospectus

Final Short-Form Base Shelf Prospectus Is accessible on SEDAR+ and EDGAR

DENVER, Sept. 16, 2025 – Intermap Technologies Corporation (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, announced today that it has filed a final short-form base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces of Canada, other than Quebec. A corresponding registration statement on Form F-10 (the “Registration Statement”) has been filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, and has become effective under the U.S./Canada Multijurisdictional Disclosure System.

The filing of the Prospectus and Registration Statement will allow Intermap to issue or sell up to $100 million of common shares, preferred shares, debt securities, subscription receipts, warrants or units, or a combination thereof over the next 25 months in Canada and the United States. Intermap filed the Prospectus and Registration Statement to facilitate potential financings in the future in order to expand and develop its offerings and pursue new strategic contracts, among other things. However, as the Prospectus is a base shelf prospectus, there is no obligation or certainty that any securities will be offered or sold pursuant to the Prospectus (or the Registration Statement). Should Intermap decide to offer securities during the 25-month period for which the Prospectus and Registration Statement are effective, the specific terms of the offering will be set forth in one or more supplements to the Prospectus and Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC, and made available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at SEC.gov.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any jurisdiction.

Delivery of the Prospectus and any amendment thereto will be satisfied in accordance with the “access equals delivery” provisions of applicable securities legislation. A copy of the Prospectus can be found on SEDAR+ at www.sedarplus.ca, and a copy of the Prospectus and Registration Statement can be found on the SEC’s EDGAR website at SEC.gov. An electronic or paper copy of the Prospectus and any amendment may be obtained, without charge, from the Company, at 385 Inverness Pkwy, Suite 105, Englewood, CO 80112 USA, by telephone at +1 (303) 708-0955 or by email at CFO@intermap.com, by providing the contact with an email address or address, as applicable.

Intermap Reader Advisory

Certain information provided in this news release, including references to the offering or sale of any securities under the prospectus and the filing of any amendments or supplements to the Prospectus, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws. The words “should”, “will” or “may” and similar expressions are intended to identify such forward-looking information. Such forward-looking information requires Intermap to make assumptions about future actions, events or circumstances that may not materialize or that may prove to be inaccurate. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266